UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 17*

Under the Securities Exchange Act of 1934

Quidel Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

69404D108

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 20,000*
	6	SHARED VOTING POWER 1,984,688**
	7	SOLE DISPOSITIVE POWER 20,000*
	8	SHARED DISPOSITIVE POWER 1,984,688**
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,004,688***
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.81%****
12		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 15,000 shares of common stock underlying call options that are currently exercisable.

** Includes 232,700 shares of common stock underlying call options that are currently exercisable.

*** Includes 247,700 shares of common stock underlying call options that are currently exercisable.

**** Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on October 31, 2019 (the “Quarterly Report”).

2

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,409,413*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,409,413*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,409,413*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.38%**
12		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 151,600 shares of common stock underlying call options that are currently exercisable

** Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report.

3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 169,245*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 169,245*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,245*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.41%**
12		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 23,400 shares of common stock underlying call options that are currently exercisable.

** Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report.

4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 369,530*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 369,530*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 369,530*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.89%**
12		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 57,700 shares of common stock underlying call options that are currently exercisable.

** Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report.

5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management Inc. Employees Retirement Fund
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 30,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 30,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%*
12		TYPE OF REPORTING PERSON (See Instructions) OO
* Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report.

6

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,500
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%*
12		TYPE OF REPORTING PERSON (See Instructions) OO
* Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report.

7

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,948,188*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,948,188*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,948,188*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.68%**
12		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 232,700 shares of common stock underlying call options that are currently exercisable.

** Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report.

8

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,978,188*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,978,188*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,978,188*
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.75%**
12		TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 232,700 shares of common stock underlying call options that are currently exercisable.

** Calculated based on a total of 41,652,138 shares of common stock outstanding as of October 25, 2019, as reported by the Issuer in its Quarterly Report.

9

This Amendment No. 17 to Schedule 13G (this “Amendment No. 17”) is being filed with respect to the Common Stock, par value $0.001 (“Common Stock”) of Quidel Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on April 23, 2001, as previously amended by Amendment No. 1, filed on February 14, 2002, by Amendment No. 2, filed on February 12, 2003, by Amendment No. 3, filed on February 9, 2005, by Amendment No. 4, filed on February 7, 2006, by Amendment No. 5, filed on February 15, 2008, by Amendment No. 6 filed on May 20, 2009, by Amendment No. 7, filed on February 2, 2010, by Amendment No. 8, filed on February 8, 2011, by Amendment No. 9, filed on February 6, 2012, by Amendment No. 10, filed on February 12, 2013, by Amendment No. 11 filed on February 13, 2014, by Amendment No. 12 filed on January 30, 2015, by Amendment No. 13 filed on February 3, 2016, by Amendment No. 14 filed on February 6, 2017, by Amendment No. 15 filed on February 14, 2018 and by Amendment No. 16 filed on February 7, 2019 (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. This Amendment No. 17 is being filed on behalf of Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund, LP, a Delaware limited partnership (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners” and, collectively with Oracle Partners and Oracle Ten Fund, the “Oracle Partnerships”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of the Oracle Partnerships (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to the Oracle Partnerships and the plan administrator to the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Note that while the aggregate beneficial ownership of the Reporting Persons is less than 5% of the Common Stock outstanding as of December 31, 2019, as reported in this Amendment No. 17, the Reporting Persons have since exceeded the 5% beneficial ownership threshold. Accordingly, this Amendment No. 17 shall not be deemed an exit filing.

Item 4. Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

A.	Larry N. Feinberg

(a)	Amount beneficially owned: 2,004,688

(b)	Percent of class: 4.81%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 20,000

(ii)	Shared power to vote or direct the vote: 1,984,688

(iii)	Sole power to dispose or direct the disposition: 20,000

(iv)	Shared power to dispose or direct the disposition: 1,984,688

B.	Oracle Partners

(a)	Amount beneficially owned: 1,409,413

(b)	Percent of class: 3.38%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,409,413

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 1,409,413

C.	Institutional Partners

(a)	Amount beneficially owned: 169,245

(b)	Percent of class: 0.41%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 169,245

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 169,245

10

D.	Oracle Ten Fund

(a)	Amount beneficially owned: 369,530

(b)	Percent of class: 0.89%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 369,530

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 369,530

E.	Retirement Plan

(a)	Amount beneficially owned: 30,000

(b)	Percent of class: 0.07%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 30,000

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 30,000

F.	Foundation

(a)	Amount beneficially owned: 6,500

(b)	Percent of class: 0.02%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 6,500

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 6,500

G.	Oracle Associates

(a)	Amount beneficially owned: 1,948,188

(b)	Percent of class: 4.68%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,948,188

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 1,948,188

H.	Investment Manager

(a)	Amount beneficially owned: 1,978,188

(b)	Percent of class: 4.75%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 1,978,188

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 1,978,188

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2020

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE TEN FUND, LP
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member
ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN
By: /s/ Larry N. Feinberg Larry N. Feinberg, Trustee

12

THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Larry N. Feinberg, Trustee

ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Larry N. Feinberg, President

ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Larry N. Feinberg, Manager Member

/s/ Larry N. Feinberg Larry N. Feinberg, individually

13